SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Kiefer, William R.
400 Three Springs Drive
Weirton, WV  26062

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------
11/96

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[ ]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Vice President-Law and Secretary
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----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY
Common Stock, .01 par

2.  TRANSACTION DATE
11/20/96
11/21/96
11/22/96

3.  TRANSACTION CODE
P
P
P

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------
3017                A                   2.50
5268                A                   2.6125
1715                A                   2.75

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
12,527

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)
          10,000    D
           2,527    I
7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
2,527 shares of common stock held in Employee Stock Ownership Trust pursuant to the terms of the Weirton Steel Corporation 1984
Employee Stock Ownership Plan
          -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY


2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)


4.  TRANSACTION CODE


5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
         ----------------           ---------------

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------

8.  PRICE OF DERIVATIVE SECURITY


9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH


10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)


11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP